

Exhibit 99.1

Opening doors to the future®

Press Release

DENVER, CO – January 30, 2017

Contact: Chris Van Ens
Phone: 720.348.7762

UDR ANNOUNCES FOURTH QUARTER AND FULL-YEAR 2016 RESULTS

~Provides 2017 Guidance and 2017/2018 Strategic Outlook~

UDR (the "Company") Fourth Quarter 2016 Highlights:

- Net income per share was $0.88, Funds from Operations ("FFO") per share was $0.47, FFO as Adjusted per share was $0.46, and Adjusted Funds from Operations ("AFFO") per share was $0.40.
- Net income attributable to common stockholders was $236.7 million as compared to $161.3 million in the prior year period. The increase was primarily due to higher gains on the sale of real estate.
- Year-over-year same-store ("SS") revenue, expense and net operating income ("NOI") growth for the quarter were 5.0 percent, 4.2 percent and 5.3 percent.
- The UDR/MetLife JV completed construction on 3033 Wilshire, a 190-home community in Los Angeles.
- The West Coast Development JV completed construction on OLiVE DTLA, a 293-home community in Los Angeles.
- The UDR/MetLife JV commenced construction on Vitruvian West, a 383-home community in Addison, TX.
- Acquired Milehouse, a 177-home community in Redmond, WA through a 1031 exchange.
- Subsequent to quarter end, acquired CityLine, a 244-home West Coast Development JV community in Seattle.
- Completed the acquisition of MetLife's 50 percent interest in Ten20 and Ashton Bellevue, two adjacent communities comprising 331 homes in Bellevue, WA through 1031 exchanges.
- Completed the disposition of eight communities comprising 1,782 homes in Baltimore and Dallas.
- Subsequent to quarter end, established a $500.0 million unsecured U.S. commercial paper program.

Full-Year 2016 Highlights:

- Net income per share was $1.08, FFO per share was $1.80, FFO as Adjusted per share was $1.79, and AFFO per share was $1.63.
- Net income attributable to common stockholders was $289.0 million as compared to $336.7 million in the prior year period. The decrease was primarily due to lower gains on the sale of real estate.
- Increased the Company's declared dividend per share to $1.18 (+6% year-over-year).
- Year-over-year SS revenue, expense and NOI growth were 5.7 percent, 3.7 percent and 6.5 percent.
- Completed construction on two UDR/MetLife JV and four West Coast Development JV projects comprising 1,784 homes in San Francisco, Los Angeles, Seattle and Anaheim, CA.
- Commenced construction on three communities, including two UDR/MetLife JV communities, comprising 1,118 homes in Boston, Los Angeles and Addison, TX.
- Acquired three communities comprising 508 homes in the Seattle MSA through 1031 exchanges.
- Sold nine communities, including one UDR/MetLife community, comprising 2,034 homes in Baltimore and Dallas.
- Issued $173.6 million of common equity in conjunction with the Company's inclusion in the S&P 500 index.
- Issued $300.0 million of 10-year unsecured debt at 2.95 percent.

	Q4 2016	Q4 2015	FY 2016	FY 2015
Net income per common share, diluted	**$0.88**	**$0.61**	**$1.08**	**$1.29**
Conversion from GAAP share count	(0.046)	(0.041)	(0.189)	(0.096)
Net gain on the sale of depreciable real estate owned	(0.872)	(0.650)	(0.961)	(1.180)
Depreciation and amortization	0.426	0.430	1.749	1.567
Noncontrolling interests and preferred dividends	0.085	0.060	0.117	0.078
FFO per common share and unit, diluted	**$0.47**	**$0.41**	**$1.80**	**$1.66**
Acquisition-related costs/(fees), including JVs	0.001	0.005	0.001	0.013
Cost/(benefit) associated with debt extinguishment, other	-	-	0.006	-
Texas Joint Venture promote and disposition fee income	-	(0.001)	-	(0.036)
Long-term incentive plan transition costs	0.001	0.003	0.003	0.013
Net gain on the sale of non-depreciable real estate owned	-	-	(0.006)	-
Legal claims, net of tax	-	0.002	(0.002)	0.003
Net loss on sale of unconsolidated land	-	-	0.003	-
Severance costs and other restructuring expense	0.003	-	0.003	-
Tax benefit – conversion of TRS entities into REITs	(0.008)	-	(0.008)	-
Casualty-related (recoveries)/charges, including JVs, net	(0.005)	0.007	(0.010)	0.017
FFO as Adjusted per common share and unit, diluted	**$0.46**	**$0.42**	**$1.79**	**$1.67**
Recurring capital expenditures	(0.054)	(0.050)	(0.160)	(0.164)
AFFO per common share and unit, diluted	**$0.40**	**$0.37**	**$1.63**	**$1.51**

A reconciliation of FFO, FFO as Adjusted and AFFO to GAAP Net income attributable to common stockholders can be found on Attachment 2 of the Company's fourth quarter Supplemental Financial Information.

Operations

Total revenue increased by $5.4 million or 2 percent, to $243.0 million for the fourth quarter and $65.2 million or 7 percent, to $959.9 million for full-year 2016. This increase was primarily due to growth in revenue from same-store and stabilized, non-mature communities.

Same-store NOI increased 5.3 percent year-over-year in the fourth quarter of 2016 and was driven by same-store revenue growth of 5.0 percent against a 4.2 percent increase in same-store expenses. Same-store physical occupancy was 96.8 percent as compared to 96.5 percent in the prior year period. The fourth quarter annualized rate of turnover was 42.5 percent representing a 110 basis point decline year-over-year.

Summary of Same-Store Results Fourth Quarter 2016 versus Fourth Quarter 2015

Region	Revenue Growth	Expense Growth	NOI Growth	% of Same-Store Portfolio[1]	Same-Store Occupancy[2]	Number of Same-Store Homes[3]
West	5.2%	3.6%	5.8%	43.9%	96.2%	11,633
Mid-Atlantic	4.2%	2.9%	4.7%	19.0%	97.2%	6,902
Northeast	3.6%	7.7%	2.0%	17.5%	97.2%	3,124
Southeast	6.9%	2.0%	9.2%	14.7%	97.1%	7,683
Southwest	5.5%	8.6%	3.7%	4.9%	96.8%	2,923
Total	**5.0%**	**4.2%**	**5.3%**	**100.0%**	**96.8%**	**32,265**

[1] Based on Q4 2016 NOI.

[2] Weighted average same-store occupancy for the quarter.

[3] During the fourth quarter, 32,265 apartment homes, or approximately 82 percent of 39,454 total consolidated apartment homes (versus 49,907 apartment homes inclusive of joint ventures, preferred equity investments and development pipeline homes upon completion), were classified as same-store. The Company defines QTD SS Communities as those communities stabilized for five full consecutive quarters. These communities were owned and had stabilized occupancy and operating expenses as of the beginning of the quarter in the prior year, were not in process of any substantial redevelopment activities, and not held for disposition.

Sequential same-store NOI increased by 0.3 percent in the fourth quarter of 2016 on same-store revenue growth of 0.1 percent and a 0.4 percent decrease in same-store expenses.

For the twelve months ended December 31, 2016, the Company's same-store revenue increased 5.7 percent and same-store expenses increased 3.7 percent, resulting in a same-store NOI increase of 6.5 percent. Same-store physical occupancy was 96.7 percent, flat with the prior year period.

Summary of Same-Store Results Full-Year 2016 versus Full-Year 2015

Region	Revenue Growth	Expense Growth	NOI Growth	% of Same-Store Portfolio[1]	Same-Store Occupancy[2]	Number of Same-Store Homes[3]
West	7.1%	5.4%	7.7%	43.0%	96.2%	11,298
Mid-Atlantic	2.6%	0.0%	3.8%	19.2%	96.9%	6,902
Northeast	4.7%	5.0%	4.5%	18.0%	97.0%	3,124
Southeast	7.1%	2.5%	9.4%	14.8%	97.0%	7,683
Southwest	5.4%	6.2%	4.9%	5.0%	96.8%	2,923
Total	**5.7%**	**3.7%**	**6.5%**	**100.0%**	**96.7%**	**31,930**

(1) Based on YTD 2016 NOI.
(2) Average same-store occupancy for YTD 2016.
(3) During the twelve months, 31,930 apartment homes, or approximately 81 percent of 39,454 total consolidated apartment homes (versus 49,907 apartment homes inclusive of joint ventures, preferred equity investments and development pipeline homes upon completion), were classified as same-store. The Company defines YTD SS Communities as those communities stabilized for two full consecutive calendar years. These communities were owned and had stabilized occupancy and operating expenses as of the beginning of the prior year, were not in process of any substantial redevelopment activities, and not held for disposition.

Development and Redevelopment Activity

At the end of the fourth quarter, the Company's development pipeline totaled $1.1 billion. The $1.1 billion consisted of $216.7 million completed, non-stabilized development projects and $913.2 million of under-construction development projects. The $913.2 million of under-construction development projects are scheduled to be delivered over the next three years, with $112.2 million in 2017, $434.5 million in 2018 and the balance in 2019. The development pipeline is currently expected to produce a weighted average spread between estimated stabilized development yields and current market cap rates in excess of the upper end of the Company's 150 to 200 basis point targeted range.

In addition, the Company had preferred equity and participating loan investments totaling $364.8 million. 100 percent of the Company's equity commitments in these projects has been funded. The $364.8 million consisted of $201.0 million of completed, stabilized developments, $107.6 million of completed, non-stabilized developments and a $56.2 million under-construction development which is expected to be completed in late-2017.

During the quarter,

- The UDR/MetLife Joint Venture completed construction on 3033 Wilshire, a 190-home community located in Los Angeles with an estimated cost to construct of $108.0 million at 100 percent.

- The West Coast Development Joint Venture completed construction on OLiVE DTLA, a 293-home community located in Los Angeles with a going-in valuation of $129.4 million at 100 percent.

- The UDR/MetLife Joint Venture commenced construction on Vitruvian West, a 383-home community located in Addison, TX with an estimated cost to construct of $59.0 million at 100 percent and a scheduled completion date in late-2018.

Wholly-Owned Transactional Activity

As previously announced, the Company sold seven communities, comprising 1,402 homes, in Baltimore for $236.0 million or $168,000 per home. Additionally, the Company sold a 380-home community located in Dallas for $48.6 million or $128,000 per home. The eight communities had a weighted average monthly revenue per occupied home of $1,358, were 31 years old on average and were sold at a weighted average 6.0 percent cash flow cap rate.

During the quarter, the Company completed a 1031 acquisition of Milehouse, a 177-home community located in Redmond, WA for $70.2 million and at a cash flow cap rate of 4.4 percent. The community was recently completed, had an average monthly revenue per occupied home of $2,192, is designated LEED Silver and includes high-end amenities and home finishes.

Joint Venture Transactional Activity

As previously announced, the Company completed 1031 acquisitions of MetLife's 50 percent interests in Ten20 and Ashton Bellevue, two adjacent communities comprising 331 homes and located in Bellevue, WA. The Company acquired MetLife's interest for $68.4 million plus the assumption of $37.9 million of debt. These communities have a weighted average monthly revenue per occupied home of $3,322 and are 7 years old on average.

Subsequent to quarter end, the Company exercised its fixed price purchase option to acquire CityLine, a 244-home West Coast Development Joint Venture community located in suburban Seattle. The Company's total investment in CityLine was $86.5 million. The community was acquired at a 5.3 percent cash flow cap rate, has an average monthly revenue per occupied home of $2,018 and further differentiates the Company's Seattle area product type, locational and asset quality mixes.

Capital Markets

Subsequent to quarter end, the Company established a $500.0 million commercial paper program (the "Program") in the United States. Under the Program, the Company may issue, from time to time, commercial paper notes up to a maximum aggregate amount outstanding of $500.0 million. Standard and Poor's and Moody's Investor Service has assigned ratings of A-2 and P-2, respectively. Proceeds will be used for general corporate purposes.

Balance Sheet

At December 31, 2016, the Company had $1,156 million in availability through a combination of cash and undrawn capacity on its credit facilities.

The Company's total indebtedness at December 31, 2016 was $3.4 billion. The Company ended the quarter with fixed-rate debt representing 87.3 percent of its total debt, a total blended interest rate of 3.79 percent and a weighted average maturity of 5.3 years.

On a consolidated basis, the Company's leverage was 32.1 percent versus 34.6 percent a year ago, net debt-to-EBITDA was 5.1x versus 5.7x a year ago and fixed charge coverage was 4.8x versus 4.1x a year ago.

Other

In conjunction with this release, the Company published its 2017/2018 Strategic Outlook which outlines the Company's long-term strategies, how the Company has performed versus past Strategic Outlooks and expectations for 2017 and 2018. The 2017/2018 Strategic Outlook document is available in the Investor Relations section of the Company's website at ir.udr.com.

Dividend

As previously announced, the Company's Board of Directors declared a regular quarterly dividend on its common stock for the fourth quarter of 2016 in the amount of $0.295 per share. The dividend will be paid in cash on January 31, 2017 to UDR common stock shareholders of record as of January 10, 2017. The fourth quarter 2016 dividend will represent the 177th consecutive quarterly dividend paid by the Company on its common stock.

In conjunction with this release, the Company has declared a 2017 annualized dividend per share of $1.24, a 5% increase over 2016.

Outlook

For the first quarter of 2017, the Company has established the following earnings guidance ranges:

Net income per share	$0.08 to $0.09
FFO per share	$0.44 to $0.46
FFO as Adjusted per share	$0.44 to $0.46
AFFO per share	$0.42 to $0.44

For the full-year 2017, the Company has established the following earnings guidance ranges:

Net income per share	$0.31 to $0.36
FFO per share	$1.83 to $1.87
FFO as Adjusted per share	$1.83 to $1.87
AFFO per share	$1.68 to $1.72

For the full-year 2017, the Company's primary same-store growth assumptions are:

Revenue	3.00% to 4.00%
Expense	2.50% to 3.50%
Net operating income	3.25% to 4.25%

Additional assumptions for the Company's first quarter and full-year 2017 guidance can be found on Attachment 15 of the Company's fourth quarter Supplemental Financial Information. A reconciliation of FFO per share, FFO as Adjusted per share and AFFO per share to GAAP Net income per share can be found on Attachment 16(D) of the Company's fourth quarter Supplemental Financial Information. Non-GAAP financial measures and other terms, as used in this earnings release, are defined and further explained on Attachments 16(A) through 16(D), "Definitions and Reconciliations," of the Company's fourth quarter Supplemental Financial Information.

Supplemental Information

The Company offers Supplemental Financial Information that provides details on the financial position and operating results of the Company which is available on the Company's website at ir.udr.com.

Conference Call and Webcast Information

UDR will host a webcast and conference call at 1:00 p.m. Eastern Time on January 31, 2017 to discuss fourth quarter and full-year results as well as its 2017/2018 Strategic Outlook. The webcast will be available on UDR's website at ir.udr.com. To listen to a live broadcast, access the site at least 15 minutes prior to the scheduled start time in order to register, download and install any necessary audio software.

To participate in the teleconference dial 877-705-6003 for domestic and 201-493-6725 for international. A passcode is not necessary.

A replay of the conference call will be available through March 2, 2017, by dialing 844-512-2921 for domestic and 412-317-6671 for international and entering the confirmation number, 13652450, when prompted for the passcode.

A replay of the call will be available for 30 days on UDR's website at ir.udr.com.

Full Text of the Earnings Report and Supplemental Data

Internet -- The full text of the earnings report, Supplemental Financial Information and 2017/2018 Strategic Outlook will be available on the Company's website at ir.udr.com.

Mail -- For those without Internet access, the fourth quarter 2016 earnings report, Supplemental Financial Information and 2017/2018 Strategic Outlook will be available by mail or fax, on request. To receive a copy, please call UDR Investor Relations at 720-348-7762.

Forward Looking Statements

Certain statements made in this press release may constitute "forward-looking statements." Words such as "expects," "intends," "believes," "anticipates," "plans," "likely," "will," "seeks," "estimates" and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements, by their nature, involve estimates, projections, goals, forecasts and assumptions and are subject to risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in a forward-looking statement, due to a number of factors, which include, but are not limited to, unfavorable changes in the apartment market, changing economic conditions, the impact of inflation/deflation on rental rates and property operating expenses, expectations concerning availability of capital and the stabilization of the capital markets, the impact of competition and competitive pricing, acquisitions, developments and redevelopments not achieving anticipated results, delays in completing developments, redevelopments and lease-ups on schedule, expectations on job growth, home affordability and demand/supply ratio for multifamily housing, expectations concerning development and redevelopment activities, expectations on occupancy levels and rental rates, expectations concerning the joint ventures with third parties, expectations that automation will help grow net operating income, expectations on annualized net operating income and other risk factors discussed in documents filed by the Company with the Securities and Exchange Commission from time to time, including the Company's Annual Report on Form 10-K and the Company's Quarterly Reports on Form 10-Q. Actual results may differ materially from those described in the forward-looking statements. These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this press release, and the Company expressly disclaims any obligation or undertaking to update or revise any forward-looking statement contained herein, to reflect any change in the Company's expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based, except to the extent otherwise required under the U.S. securities laws.

About UDR, Inc.

UDR, Inc. (NYSE:UDR), an S&P 500 company, is a leading multifamily real estate investment trust with a demonstrated performance history of delivering superior and dependable returns by successfully managing, buying, selling, developing and redeveloping attractive real estate properties in targeted U.S. markets. As of December 31, 2016, UDR owned or had an ownership position in 49,907 apartment homes including 3,604 homes under development or in preferred equity investments. For over 45 years, UDR has delivered long-term value to shareholders, the best standard of service to residents and the highest quality experience for associates. Additional information can be found on the Company's website at ir.udr.com.